Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 2, 2020

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Irene Paik

Mary Beth Breslin

Re:	AVROBIO, Inc.

Registration Statement on Form S-3

Filed December 20, 2019

File No. 333-235641

Ladies and Gentlemen:

This letter is being submitted on behalf of AVROBIO, Inc. (the “Company”) in response to the comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) that was filed with the Commission on December 20, 2019, as set forth in the Staff’s letter to the Company dated December 27, 2019 (the “Comment Letter”).

For reference purposes, the text of the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein with our response immediately following the comment. Unless otherwise indicated, page references in the description of the Staff’s comment and in the response refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter.

Registration Statement on Form S-3 filed December 20, 2019

Description of Capital Stock

Choice of Forum, page 13

1.

We note your disclosure on page 13 that your forum selection provision in your amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum “for any state law claim” for certain litigation, including any “derivative action.” However, we note that your forum selection bylaw does not include a state law claim limitation. Please advise, or expand your disclosure to, if true, explicitly state that this provision does not apply to actions arising under the Exchange Act.

Securities and Exchange Commission

January 2, 2020

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that while the Company’s amended and restated bylaws do not explicitly address actions arising under the Exchange Act, the Company acknowledges that there is exclusive federal jurisdiction for actions arising under the Exchange Act. Accordingly, the Company has disclosed in its prior filings with the Commission its view that the Company’s forum selection provision, as it relates to the Delaware Chancery Court, does not apply to actions arising under the Exchange Act. Specifically, the Company directs the Staff to its most recent Quarterly Report on Form 10-Q for the period ended September 30, 2019, which is incorporated by reference into the Registration Statement. In that quarterly report, the Company discloses that (emphasis added):

“Our amended and restated bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of or based on a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (3) any action asserting a claim against us or any of our current or former directors, officers, employees or stockholders arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act of 1933 or the Securities Exchange Act of 1934. Our amended and restated bylaws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). We have chosen the United States District Court for the District of Massachusetts as the sole and exclusive forum for such Securities Act causes of action because our principal executive offices are located in Cambridge, Massachusetts. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision.”

The Registration Statement expressly incorporates by reference the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 and the disclosure contained therein. While the current disclosure in the Registration Statement does not expressly repeat the disclosure from the quarterly report, it does not conflict with or contradict the information incorporated by reference from the quarterly report. In addition, for so long as the statement remains accurate, the Company intends to include similar disclosure for its future filings to be incorporated by reference into the Registration Statement, including prospectuses under the Registration Statement and supplements thereto. For the foregoing reasons, the Company believes that the Registration Statement and its disclosures summarizing the terms of the Company’s amended and restated bylaws are consistent in all material respects with those bylaws, and therefore no amendment to the Registration Statement is necessary.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1483.

[Remainder of page intentionally blank]

Securities and Exchange Commission

January 2, 2020

Respectfully submitted,

/s/ James Xu
James Xu, Esq.

GOODWIN PROCTER LLP

cc:	Geoff MacKay, AVROBIO, Inc.
Erik Ostrowski, AVROBIO, Inc.
Steven Avruch, AVROBIO, Inc.
Arthur R. McGivern, Esq., Goodwin Procter LLP